

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

William Enright
Chief Executive Officer
Vaccitech plc
The Schrödinger Building
Heatley Road
The Oxford Science Park
Oxford OX4 4GE
United Kingdom

      Re: **Vaccitech Limited**
              Amendment No. 2 to Draft Registration Statement on Form S-1
              Exhibit Nos. 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8
              Submitted March 10, 2021
              CIK No. 0001828185

Dear Mr. Enright:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                            Sincerely,

                                            Division of Corporation Finance